UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 30, 2018 (April 29, 2018)

Andeavor

(Exact name of registrant as specified in its charter)

Delaware	1-3473	95-0862768
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

19100 Ridgewood Pkwy San Antonio, Texas	78259-1828
(Address of principal executive offices)	(Zip Code)

(210) 626-6000

(Registrant’s telephone number,

including area code)

Not Applicable

(Former name or former address, if

changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2.):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On April 29, 2018, Andeavor, a Delaware corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Marathon Petroleum Corporation, a Delaware corporation (“MPC”), Mahi Inc., a Delaware corporation (“Merger Sub 1”), and Mahi LLC, a Delaware limited liability company (“Merger Sub 2”, and together with Merger Sub 1, the “Merger Subs”). Pursuant to the Merger Agreement, (1) Merger Sub 1 will merge with and into the Company (the “First Merger”), with the Company continuing as the surviving entity (the “Surviving Corporation”), and (2) the surviving entity of the First Merger will merge with and into Merger Sub 2, with Merger Sub 2 continuing as the surviving entity (the “Surviving Company”) and a wholly owned subsidiary of MPC (the “Second Merger and, collectively with the First Merger, the “Merger”). Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Second Merger: (i) each share of the Surviving Corporation stock issued and outstanding immediately prior to the effective time of the Second Merger will be cancelled, and (ii) the limited liability company interests of Merger Sub 2 issued and outstanding immediately prior to the effective time of the Second Merger will remain outstanding and will constitute the only outstanding limited liability interests of the Surviving Company.

Subject to the allocation and election procedures set forth in the Merger Agreement, each share of common stock, par value $0.16 2⁄3 per share, of the Company (each a “Company Share”, and collectively, the “Company Shares”) issued and outstanding immediately prior to the effective time of the First Merger (the “Effective Time”) (other than Company Shares owned by MPC, Merger Sub 1, Merger Sub 2 or the Company, or any of MPC or the Company’s wholly owned subsidiaries or by Company Shareholders who perfect their statutory rights of appraisal under Delaware law (the “Excluded Company Shares”)) will be converted into a right to receive either (i) $152.27 (“Cash Consideration”) or (ii) 1.8700 (the “Exchange Ratio”) of a share (the “Stock Consideration”) of common stock, par value $0.01 per share, of MPC (each, a “Parent Share” and collectively, the “Parent Shares”). At the Effective Time, all of the Company Shares (other than Excluded Company Shares) will cease to be outstanding, shall automatically be cancelled and shall cease to exist and shall thereafter represent only the right to receive, without interest, the Cash Consideration and/or the Stock Consideration (together, the “Merger Consideration”).

Cash elections will be subject to proration if cash elections are made in respect of more than 22,885,359 Company Shares (the “Cash Election Number”). Stock elections will be subject to proration if stock elections are made in respect of more than the total number of Company Shares to be converted into the Merger Consideration less the Cash Election Number. Company Shares in respect of which no cash election or stock election is validly made will be deemed to be Company Shares in respect of which stock elections have been made.

The board of directors of the Company (the “Board”) has unanimously (i) approved the Merger Agreement and declared advisable and in the best interest of the holders of Company Shares (the “Company Stockholders”), the Merger Agreement and the transactions contemplated thereby, including the First Merger, (ii) resolved to recommend that the Company Stockholders adopt the Merger Agreement (the “Company Recommendation”) and (iii) directed that the Merger Agreement be submitted to the Company Stockholders for their adoption. The board of directors of MPC (the “MPC Board”) has approved the Merger Agreement and the Merger and the issuance of Parent Shares in the First Merger upon the terms and subject to the conditions set forth in the Merger Agreement.

The completion of the Merger is subject to certain customary mutual conditions, including (i) MPC’s registration statement on Form S-4 (the “Registration Statement”) having become effective under the Securities Act of 1933, as amended (the “Securities Act”), (ii) the approval of the Company Stockholders holding a majority of the outstanding Company Shares entitled to vote (the “Requisite Company Vote”) having been obtained, (iii) the approval of the issuance of Parent Shares by the holders of Parent Shares (the “MPC Stockholders”) of the majority of votes cast by holders of Parent Shares entitled to vote (the “Requisite Parent Vote”) having been obtained, (iv) the Parent Shares issuable in connection with the Merger having been approved for listing on the New York Stock Exchange, subject to official notice of issuance, (v) the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and other required regulatory approvals and (vi) the absence of any governmental order or law prohibiting the consummation of the Merger or the other transactions contemplated by the Merger Agreement. The obligation of each party to consummate the Merger is also conditioned upon (i) compliance by the other party in all material respects with its pre-closing obligations under the Merger Agreement and (ii) the accuracy of the representations and warranties of the other party as of the date of the Merger Agreement and as of the closing (subject to customary materiality qualifiers). In addition, the obligation of the Company to consummate the Merger is conditioned upon the receipt of a tax opinion from the Company’s legal counsel to the effect that the Merger will be treated as a reorganization and that the Company and MPC will each be a “party to the reorganization” within the meaning of Section 368(a) and 368(b) of the Internal Revenue Code of 1986, as amended.

The Merger Agreement is not subject to a financing condition. MPC represents that it has, and will have, sufficient funds to complete the Merger and to satisfy its obligations under the Merger Agreement and any agreements or documents entered into in connection with the Merger.

The parties have made customary representations, warranties and covenants in the Merger Agreement. Subject to certain exceptions, the Company and MPC have each agreed, among other things, to covenants relating to the conduct of their respective businesses during the interim period between the execution of the Merger Agreement and the consummation of the Merger.

The Merger Agreement also contains a customary mutual “no shop” covenant prohibiting the Company and MPC from soliciting proposals for alternative acquisition or providing information or participating in any discussions in connection with any such proposals. However, prior to the time the Requisite Company Vote (in the case of the Company) or the Requisite Parent Vote (in the case of MPC) is obtained, the Board and the MPC Board may, in the exercise of their fiduciary duties, (i) withhold, withdraw, qualify or modify the Company Recommendation (in the case of the Board) or the recommendation that the MPC Stockholders approve the issuance of Parent Shares in the First Merger (the “Parent Recommendation”) (in the case of the MPC Board) in connection with certain intervening events or receipt of an alternative acquisition proposal that is more favorable to their respective stockholders from a financial point of view than the transaction contemplated by the Merger Agreement (a “Superior Proposal”) or (ii) terminate the Merger Agreement to enter into an agreement in connection with such a Superior Proposal, in each case, subject to complying with the terms of the Merger Agreement, including certain notice and other specified requirements, and providing the other party the opportunity to propose revisions to the terms of the Merger Agreement and, a requirement to pay the Termination Fee (in the case of the Company) or the Reverse Termination Fee (in the case of MPC), as defined below in the event of such a termination.

The Merger Agreement contains certain termination rights that may be exercised by the Company or MPC, as applicable, including in the event that (i) both parties agree by mutual written consent to terminate the Merger Agreement, (ii) the Merger is not consummated by April 29, 2019, (iii) the Requisite Company Vote has not been obtained, (iv) the Requisite Parent Vote has not been obtained or (v) any law or order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger having become final and non-appealable. The parties also have certain additional termination rights, including in connection with an adverse change of the Company Recommendation (in the case of MPC) or the Parent Recommendation (in the case of the Company) and in the case of a material breach of the no shop provision (subject to a notice and cure provision). The Company is required to pay MPC a termination fee of $600 million (the “Termination Fee”) in connection with such a termination by MPC, and MPC is required to pay the Company a reverse termination fee of $800 million (the “Reverse Termination Fee”) in connection with such a termination by the Company. The Termination Fee and Reverse Termination Fee are payable under certain other circumstances, including by a party that terminates the Merger Agreement in connection with a Superior Proposal. The Company and/or MPC will also be entitled to reimbursement for up to $75 million of its documented out-of-pocket expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby if the Merger Agreement is terminated due to the failure to obtain the Requisite Parent Vote (in the case of the Company) or the Requite Company Vote (in the case of Parent).

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by the actual Merger Agreement, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

Voting and Support Agreement

On April 29, 2018, concurrently with the execution of the Merger Agreement, the Company, MPC, Merger Sub 1, Merger Sub 2 entered into a voting and support agreement (the “Voting Agreement”) with Paul L. Foster and Franklin Mountain Investments, LP (together, the “Stockholder”) pursuant to which, subject to the terms and conditions therein, the Stockholder has agreed to vote all of the Company Shares beneficially owned by him (the “Subject Shares”) in favor of the adoption of the Merger Agreement and approval of the transactions contemplated thereby, including the Merger, and any other matters necessary for consummation of the Merger and the transactions contemplated thereby, and to not vote in favor of any alternative acquisition proposal or other action or agreement that would reasonably be expected to adversely affect the Merger. As of the date of the Voting Agreement, the Stockholder owned 7,841,425 Company Shares, representing approximately 5.19% of the total Company Shares issued and outstanding. The approval of the Merger Agreement requires the affirmative vote or consent of holders of a majority of the outstanding Company Shares.

The Voting Agreement also generally prohibits the Stockholder from transferring the Subject Shares, other than pursuant to the Stockholder’s current 10b5-1 plan. The Voting Agreement terminates upon the earliest to occur of (i) the Effective Time, (ii) the termination of the Merger Agreement and (iii) an adverse change of the Company Recommendation.

The foregoing description of the Voting Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by the actual Voting Agreement, a copy of which is filed as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference.

The Merger Agreement and Voting Agreement have been included to provide investors with information regarding their terms. They are not intended to provide any other factual information about the Company, MPC or their respective subsidiaries or affiliates or to modify or supplement any factual disclosures about the Company or MPC included in their public reports filed with the Securities and Exchange Commission (the “SEC”). The representations, warranties and covenants contained in the Merger Agreement and the Voting Agreement were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the respective parties to such agreements, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the respective parties to such agreements instead of establishing these matters as facts, and may be subject to standards of materiality that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or of any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement and the Voting Agreement, which subsequent information may or may not be fully reflected in the Company’s or MPC’s respective public disclosures.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of federal securities laws regarding Andeavor (“ANDV”). These forward-looking statements relate to, among other things, the proposed transaction between ANDV and Marathon Petroleum Corporation (“MPC”) and include expectations, estimates and projections concerning the business and operations, strategic initiatives and value creation plans of ANDV and Andeavor Logistics (“ANDX”). In accordance with “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, these statements are accompanied by cautionary language identifying important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements. You can identify forward-looking statements by words such as “anticipate,” “believe,” “could,” “design,” “estimate,” “expect,” “forecast,” “goal,” “guidance,” “imply,” “intend,” “may”, “objective,” “opportunity,” “outlook,” “plan,” “position,” “potential,” “predict,” “project,” “prospective,” “pursue,” “seek,” “should,” “strategy,” “target,” “would,” “will” or other similar expressions that convey the uncertainty of future events or outcomes. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the companies’ control and are difficult to predict. Factors that could cause ANDV’s actual results to differ materially from those implied in the forward-looking statements include: the ability to complete the proposed transaction between ANDV and MPC and on anticipated terms and timetable; the ability to obtain approval by the stockholders of ANDV and MPC related to the proposed transaction and the ability to satisfy various other conditions to the closing of the transaction contemplated by the merger agreement; the ability to obtain governmental approvals of the proposed transaction on the proposed terms and schedule, and any conditions imposed on the combined entities in connection with consummation of the proposed transaction; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; risks relating to any unforeseen liabilities of ANDV; future levels of revenues, refining and marketing margins, operating costs, retail gasoline and distillate margins, merchandise margins, income from operations, net income or earnings per share; the regional, national and worldwide availability and pricing of refined products, crude oil, natural gas, NGLs and other feedstocks; consumer demand for refined products; our ability to manage disruptions in credit markets or changes to our credit rating; future levels of capital, environmental or maintenance expenditures, general and administrative and other expenses; the success or timing of completion of ongoing or anticipated capital or maintenance projects; the reliability of processing units and other equipment; business strategies, growth opportunities and expected investment; MPC’s share repurchase authorizations, including the timing and amounts of any common stock repurchases; the adequacy of our capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute our business plan and to effect any share repurchases, including within the expected timeframe; the effect of restructuring or reorganization of business components; the potential effects of judicial or other proceedings on our business, financial condition, results of operations and cash flows; continued or further volatility in and/or degradation of general economic, market, industry or business conditions; compliance with federal and state environmental, economic, health and safety, energy and other policies and regulations, including the cost of compliance with the Renewable Fuel Standard, and/or enforcement actions initiated thereunder; the anticipated effects of actions of third parties such as competitors, activist investors or federal, foreign, state or local regulatory authorities or plaintiffs in litigation; the impact of adverse market conditions or other similar risks to those identified herein affecting MPLX LP and ANDX; and the factors set forth under the heading “Risk Factors” in ANDV’s Annual Report on Form 10-K for the year ended Dec. 31, 2017, filed with Securities and Exchange Commission (SEC). We have based our forward-looking statements on our current expectations, estimates and projections about our industry. We caution that these statements are not guarantees of future performance and you should not rely unduly on them, as they involve risks, uncertainties, and assumptions that we cannot predict. In addition, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. While our management considers these assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Accordingly, our actual results may differ materially from the future performance that we have expressed or forecast in our forward-looking statements. We undertake no obligation to update any forward-looking statements except to the extent required by applicable law.

No Offer or Solicitation:

This communication relates to a proposed business combination between MPC and ANDV. This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It:

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus will be mailed to stockholders of ANDV. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from ANDV at its website, www.andeavor.com, or by contacting ANDV’s Investor Relations at 210-626-4757.

Participants in the Solicitation Relating to the Merger:

MPC and ANDV and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning ANDV’s participants is set forth in the proxy statement, filed March 15, 2018, for ANDV’s 2018 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit Number	Description

2.1*	Agreement and Plan of Merger, dated as of April 29, 2018, by and among Andeavor, Marathon Petroleum Corporation, Mahi Inc. and Mahi LLC.

99.1	Voting and Support Agreement, dated as of April 29, 2018, by and among Marathon Petroleum Corporation, Andeavor, Mahi Inc., Mahi LLC., Paul L. Foster and Franklin Mountain Investments, LP.

*	Certain schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the SEC on request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be filed on its behalf by the undersigned hereunto duly authorized.

ANDEAVOR

By:	/s/ Kim K.W. Rucker
	Name:	Kim K.W. Rucker
	Title:	Executive Vice President, General Counsel and Secretary

Date: April 30, 2018